Exhibit 99.1

UNGAVA MINES INC.	August 20, 2008
For Immediate Release	Issued and Outstanding:
92,688,976 Common Shares

Dr Allan Miller resigns his positions with Ungava Mines Inc.

TORONTO ONTARIO, August 20, 2008 – The Board of Directors of Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) announces that Dr. Allan Miller has resigned as Vice-President and Director of Ungava Mines Inc.

“We appreciate the contribution that that Dr. Miller has made to our company and we offer our sincere thanks to him for all his efforts” said Glen Erikson, President of the Corporation.

For further information, contact:

Glen Erikson
President
Ungava Mines Inc.
Telephone No: (905) 274-3164

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Nearctic Nickel Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Nearctic Nickel Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.